UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

E-Commerce China Dangdang Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

26833A105

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 26833A105
1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Guoqing Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 130,303,270[1]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 130,303,270[2]
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,303,270[3]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.9%[4]. The voting power of the shares beneficially owned represent 74.6% of the total outstanding voting power.
12	TYPE OF REPORTING PERSON IN

1 Consists of (i) 3,044,660 Class A common shares issuable to Dyna-Best Corp, a British Virgin Islands company wholly owned by Mr. Guoqing Li, upon its exercise of options within 60 days after December 31,2013, (ii) 21,876,660 Class B common shares held by Kewen Holding Co. Limited, of which Mr. Li is the sole director and beneficial owner, and 7,144,450 Class A common shares issuable to it upon its exercise of options within 60 days after December 31, 2013, and (iii) 247,500 American depositary shares (“ADSs”) representing 1,237,500 Class A common shares and 97,000,000 Class B common shares held by Science & Culture International Limited, a British Virgin Islands company majority owned by Kewen Holding Co. Limited.

Each Class B common share is convertible at the option of the holder into one Class A common share. The rights of the holders of Class A common shares and Class B common shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B common shares is entitled to ten votes per share, whereas each Class A common share is entitled to one vote per share.

2 See footnote 1.

3 See footnote 1.

4 Based on 411,434,410 outstanding common shares as a single class, being the sum of 279,557,750 Class A common shares and 131,876,660 Class B common shares outstanding as of December 31, 2013 and assumes conversion of all Class B common shares into Class A common shares. The voting power of the shares beneficially owned represent 74.6% of the total outstanding voting power.

CUSIP No. 26833A105
1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kewen Holding Co. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 127,258,610[5]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 127,258,610[6]
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,258,610[7]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.4% [8]. The voting power of the shares beneficially owned represent 74.6% of the total outstanding voting power.
12	TYPE OF REPORTING PERSON CO

5 Consists of (i) 21,876,660 Class B common shares held by Kewen Holding Co. Limited and 7,144,450 Class A common shares issuable to Kewen Holding Co. Limited upon its exercise of options within 60 days after December 31, 2013, and (ii) 247,500 ADSs representing 1,237,500 Class A common shares and 97,000,000 Class B common shares held by Science & Culture International Limited.

6 See footnote 5.

7 See footnote 5.

8 Based on 411,434,410 outstanding common shares as a single class, being the sum of 279,557,750 Class A common shares and 131,876,660 Class B common shares outstanding as of December 31, 2013 and assumes conversion of all Class B common shares into Class A common shares. The voting power of the shares beneficially owned represent 74.6% of the total outstanding voting power.

CUSIP No. 26833A105
1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Science and Culture International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 98,237,500[9]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 98,237,500[10]
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,237,500[11]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 23.9%[12]. The voting power of the shares beneficially owned represent 60.8% of the total outstanding voting power.
12	TYPE OF REPORTING PERSON CO

9 Consist of 247,500ADSs representing 1,237,500 Class A common shares and 97,000,000 Class B common shares held by Science and Culture International Limited.

10 See footnote 9.

11 See footnote 9.

12 Based on 411,434,410 outstanding common shares as a single class, being the sum of 279,557,750 Class A common shares and 131,876,660 Class B common shares outstanding as of December 31, 2013 and assumes conversion of all Class B common shares into Class A common shares. The voting power of the shares beneficially owned represent 60.8% of the total outstanding voting power.

Item 1(a).	Name of Issuer:

E-Commerce China Dangdang Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

21/F, Jing An Center, No.8 North Third Ring Road East, Chaoyang District, Beijing 100028, People’s Republic of China

Item 2(a).	Name of Person Filing:

Guoqing Li

Kewen Holding Co. Limited

Science & Culture International Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For all reporting persons:

c/o 21/F, Jing An Center, No.8 North Third Ring Road East, Chaoyang District, Beijing 100028, People’s Republic of China

Item 2(c).	Citizenship:

Guoqing Li: People’s Republic of China

Kewen Holding Co. Limited: British Virgin Islands

Science & Culture International Limited: British Virgin Islands

Item 2(d).	Title of Class of Securities:

Common shares

The Issuer’s common shares consist of Class A common shares and Class B common shares. The rights of the holders of Class A common shares and Class B common shares are identical, except with respect to conversion rights and voting rights. Each Class B common share is convertible at the option of the holder into one Class A common share. Each Class B common shares is entitled to ten votes per share, whereas each Class A common share is entitled to one vote per share.

Item 2(e).	CUSIP Number:

26833A105

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable

Item 4.	Ownership:

For all reporting persons, see Row (5) through (11).

Mr. Li and Ms. Peggy Yu Yu are husband and wife. Ms. Yu beneficially owned 16,135,840 common shares of the issuer as of December 31, 2013, including 3,135,840 Class A common shares and 13,000,000 Class B common shares held by Ms. Yu and 40,000 Class B common shares held by an individual shareholder who authorizes Ms. Yu to vote these shares on his behalf under a power of attorney.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13G may be filed jointly on behalf of each of the Reporting Persons.

Dated: February 11, 2014

/s/ Guoqing Li
Guoqing Li

Kewen Holding Co. Limited

By:	/s/ Guoqing Li
Name:	Guoqing Li
Title:	Director

Science & Culture International Limited

By:	/s/ Guoqing Li
Name:	Guoqing Li
Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

Exhibit A

EXHIBIT A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the shares of E-Commerce China Dangdang Inc., a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which, taken together, shall constitute one and the same instrument.

Dated: February 11, 2014

/s/ Guoqing Li
Guoqing Li

Kewen Holding Co. Limited

By:	/s/ Guoqing Li
Name:	Guoqing Li
Title:	Director

Science & Culture International Limited

By:	/s/ Guoqing Li
Name:	Guoqing Li
Title:	Director